1. Name and Address of Reporting Person
   Radtke, Duane C.
   CNG Tower
   1450 Poydras Street, 7th Floor
   New Orleans, LA 70112
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   11/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       04/27/2001 A       V     9167        A      $0.0000                     D
Common Stock                       11/19/2001 P             2000        A      $59.2000                    D
Common Stock                       11/19/2001 P             3000        A      $59.2500                    D
Common Stock                       11/19/2001 P             3000        A      $59.4500                    D
Common Stock                       11/19/2001 P             3000        A      $59.5300                    D
Common Stock                       11/19/2001 P             4600        A      $59.6500                    D
Common Stock                       11/19/2001 P             400         A      $59.5400                    D
Common Stock                       11/20/2001 P             400         A      $59.2000                    D
Common Stock                       11/21/2001 A       V     820         A      $0.0000    26387            D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $59.96   07/01/2001 A      V  8333        01/01/2003 01/03/2008 Common  8333     $0.0000    8333     D
                                                                               Stock
Stock Option   $59.96   07/01/2001 A      V  8333        01/01/2004 01/03/2009 Common  8333     $0.0000    8333     D
                                                                               Stock
Stock Option   $59.96   07/01/2001 A      V  8334        01/01/2005 01/01/2010 Common  8334     $0.0000    8334     D
                                                                               Stock
Stock Option   $67.06   04/27/2001 A      V  58333       04/27/2001 04/09/2011 Common  58333    $0.0000    58333    D
                                                                               Stock
Stock Option   $67.06   04/27/2001 A      V  29167       04/01/2002 04/01/2012 Common  29167    $0.0000    29167    D
                                                                               Stock
Stock Option   $67.06   04/27/2001 A      V  58333       04/01/2003 04/01/2013 Common  58333    $0.0000    58333    D
                                                                               Stock
Stock Option   $67.06   04/27/2001 A      V  58333       04/01/2004 04/01/2014 Common  58333    $0.0000    58333    D
                                                                               Stock
Stock Option   $67.06   04/27/2001 A      V  58334       04/01/2005 04/01/2015 Common  58334    $0.0000    58334    D
                                                                               Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Duane C. Radtke

DATE
12/06/2001